May 14, 2014

Geoff Kruczek
Office of Mergers and Acquisitions
Securities and Exchange Commission
Washington, D.C. 20549-0303

Re: FSP Galleria North Corp., Schedule TO-T filed May 7, 2014 by MacKenzie Capital Management, LP
SEC File No. 005-84200

Dear Mr. Kruczek:

Thank you for your email dated May 14, 2014, regarding our recent Schedule TO-T. I will respond to the questions you asked in your letter in the order in which you posed them.

1.
I do not understand your comment.  As far as I can tell, the only difference between the form we use and the most recent form on the SEC’s website is the location of the “amendment” line.  I’ve moved that, but if there is another difference, please let me know.

2.	We have filed a corrected public announcement herewith.
3.	We mailed the tender offer materials to all shareholders.
4.	We offered to purchase up to 15 shares in our February 2014 offer.

Very Truly Yours,

Chip Patterson

Managing Director and General Counsel